RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



06010277

5 January 2006

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing the re-location Richemont's head office. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Lufl

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dlw 1/19

File no 82-4102

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

5 JANUARY 2006

Richemont, the Swiss luxury goods group, is pleased to announce the re-location of its head office functions to the Group's new headquarters building in Bellevue, Geneva.

Mailing address:	50, Chemin de la Chênaie 1293 Bellevue - Geneva Switzerland
Telephone:	
Compagnie Financière Richemont SA:	+41 (0)22 721 3500
Press enquiries:	+41 (0)22 721 3507
Richemont International SA:	+41 (0)22 721 3000
Facsimile:	
Compagnie Financière Richemont SA:	+41 (0)22 721 3550
Richemont International SA:	+41 (0)22 721 3100

Email addresses remain unchanged.

The new headquarters building brings Richemont personnel from 3 sites in Geneva together on one campus located in the commune of Bellevue on the outskirts of the city. The new facility includes conference and presentation facilities and is set in the grounds of a historic chalet, which has been retained and now provides restaurant facilities for the 240 Richemont staff working there. Bellevue is located on the northern shore of Lake Geneva, some 6 kilometres to the east of the city-centre and 5 kilometres from Geneva airport.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in British American Tobacco.

Press inquiries: Mr Alan Grieve
Director of Corporate Affairs

Tel. + 41 (0)22 721 3507

Analysts' inquiries: Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Tel. + 33 (0)1 5818 2597